LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

December 6, 2024

Mr. Daniel Greenspan
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
File Nos. 333-215588 and 811-23226
Fortuna Hedged Bitcoin Fund (the “Fund”)
Dear Mr. Greenspan:
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 334 to the Trust’s Registration Statement on Form N-1A filed October 3, 2024 (SEC Accession No. 0000894189-24-006083) (the “Amendment”). For your convenience, the comments have been reproduced below in bold with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
General
1.Staff Comment: Supplementally, please provide the ticker symbol before effectiveness.
Response: The Fund’s ticker symbol is HBTC.
2.Staff Comment: Supplementally, please indicate when the Fund expects to launch.
Response: The Fund intends to launch on or about December 17, 2024.
3.Staff Comment: Supplementally, please confirm whether or not the Fund has setup and can identify any futures commission merchants (“FCMs”).
Response: The Trust supplementally confirms that Fund is in the process of onboarding Clear Street LLC as a FCM.
Prospectus
4.Staff Comment: Please provide completed “Fees and Expenses of the Fund” and “Example” tables and confirm there are not any fee waiver or expense reimbursement arrangements aside from the subsidiary management fee waiver.
Response: Please see Appendix A to this correspondence for completed “Fees and Expenses of the Fund” and “Example” tables. The Trust confirms that there are no fee waiver or expense reimbursement arrangements in place for the Fund, aside from the subsidiary management fee waiver.

5.Staff Comment: In relation to the “Fees and Expenses of the Fund” table, please confirm that the Fund will not have any “Other Expenses” including any expenses related to the Subsidiary.
Response: The Trust confirms that the Fund will have no “Other Expenses.” Expenses of the Subsidiary, if any, would be waived. Accordingly, the Trust has revised footnote (1) as follows (revisions underlined for purposes of this response only):
Fortuna Funds, LLC (the “Adviser”), the Fund’s investment adviser, has contractually agreed to waive the management fee it receives from the Fund in an amount equal to the management fee paid to the Adviser by the Subsidiary (defined below), and to pay certain other expenses that may be incurred by the Subsidiary, ~~until at least […]~~ such as record-keeping, custodian fees or other administrative costs. This undertaking will continue in effect for so long as the Fund invests in the Subsidiary, and at least through December 31, 2025. This undertaking may be terminated only with the approval of the Fund’s Board of Trustees.
6.Staff Comment: Regarding the reference to “certain other expenses incurred by the Subsidiary” in footnote (1) of the Fees and Expenses of the Fund table, please specify what other expenses may be incurred.
Response: Please see the Trust’s response to Staff Comment #5 above.
7.Staff Comment: Please revise the second sentence in footnote (1) to the Fees and Expenses of the Fund table to clarify that the contractual waiver of the management fee will be in place for at least a one-year period from the date of the Prospectus. Please also disclose, in an appropriate location in the Prospectus, whether the Adviser will be permitted to recoup waived management fees, and, if so, under what conditions.
Response: Please see the Trust’s response to Staff Comment #5 above.
Additionally, the Trust confirms that there are no reimbursement or recoupment arrangements in place for any management fees.
8.Staff Comment: The staff believes that the Fund’s name must comply with Rule 35d-1 (the “Names Rule”). Explain how the Fund will comply with the 80% test required by the Names Rule by investing at least 80% of the Fund’s net assets in assets with exposure to bitcoin.
Response: The Trust has added the following disclosure to the Principal Investment Strategies section:
Under normal circumstances, the Fund will invest at least 80% of its net assets (plus the amount of borrowings for investment purposes), directly or indirectly, in investments that provide exposure to bitcoin and/or bitcoin-related investments.
In addition, the Trust has added the following disclosure as non-fundamental investment policy to the Statement of Additional Information:
In addition, the Fund has adopted a non-fundamental policy to invest, under normal circumstances, at least 80% of its net assets (plus the amount of borrowings for investment purposes), directly or indirectly, in investments that provide exposure to bitcoin and/or bitcoin-related investments.

9.Staff Comment: Under “Fund Summary - Principal Investment Strategies,” in the first sentence of the second paragraph, please remove the term “cryptocurrency.”
Response: The Trust has revised the sentence to read, “Bitcoin is a digital asset, sometimes referred to as a “digital currency.” Additionally, the Trust confirms that references to “cryptocurrency” throughout the SAI will be removed accordingly.
10.Staff Comment: Under “Fund Summary - Principal Investment Strategies,” in the seventh sentence of the second paragraph, please provide a plain English explanation for the term “public-key cryptography.”
Response: The Trust has updated the relevant section as follows:
Ownership and transaction records for bitcoin are protected through a system of encryption and decryption known as “public-key cryptography.” This system ensures that only the intended recipient can read an encrypted message and that a signed message truly comes from the claimed sender.
11.Staff Comment: Under “Fund Summary - Principal Investment Strategies,” please revise the first sentence in paragraph 3 to include any additional commodity exchanges (in addition to the Chicago Mercantile Exchange) on which the bitcoin futures may be traded of which the Fund is currently aware.
Response:. The Trust confirms that the Fund does not intend to invest in bitcoin futures that trade on any commodity exchange other than the Chicago Mercantile Exchange and has revised paragraph three as follows (revisions underlined for purposes of this response only):
The Fund will invest in standardized, cash-settled bitcoin futures contracts traded on the Chicago Mercantile Exchange (“CME”), a commodity exchange registered with the Commodity Futures Trading Commission (“CFTC”)~~, such as the Chicago Mercantile Exchange (“CME”)~~. The Fund generally seeks to invest in front-month bitcoin futures but may also invest in back-month bitcoin futures contracts. Front-month bitcoin futures contracts are those contracts with the shortest time to maturity. Back-month bitcoin futures contracts are those with longer times to maturity.
12.Staff Comment: With regards to the Cayman Subsidiary, please confirm supplementally that: (i) the financial statements of the Subsidiary will be consolidated with those of the Fund; (ii) the Subsidiary’s management fee (if any) (including any performance fee, if any) will be included in “Management Fees” of the Fund and the Subsidiary’s expenses will be included in “Other Expenses” of the Fund in the Fund’s fee table in the Prospectus; (iii) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; (iv) the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act of 1940 (the “Investment Company Act”) and the rules thereunder; (v) the Funds have no intent of creating or acquiring any entities for purposes of control, with the exception of the Subsidiary, that would be primarily engaged in investments or trading in securities; and (vi) each Fund and the applicable Subsidiary will, in aggregate, comply with the provisions of Sections 8, 17 and 18 of the Investment Company Act.
Response: With respect to the Subsidiary, the Trust confirms supplementally that: (i) the financial statements of the Subsidiary will be consolidated with those of the parent Fund; (ii) to the extent the Subsidiary’s management fee is not waived in full, it will be included in the Fund’s “Management Fees” and the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s Prospectus fee table; (iii) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; (iv) the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder; (v) the Fund has no intention of creating or acquiring any entities for purposes of control, with the exception of the

Subsidiary, that would be primarily engaged in investments or trading in securities; and (vi) the Fund and the applicable Subsidiary will, in the aggregate, comply with the provisions of Sections 8, 17 and 18 of the Investment Company Act, as applicable.
13.Staff Comment: Supplementally, please discuss the anticipated liquidity classification of the Fund’s bitcoin futures contracts under Rule 22e-4(b)(1)(ii) and the basis for the classification (e.g., highly liquid, moderately liquid, less liquid, illiquid).
Response: The Trust supplementally notes that the Adviser believes the Fund’s bitcoin futures contracts will be highly liquid based on, among other things, the likelihood that under reasonably foreseeable market conditions these investments would be convertible into cash within three business days without significantly changing the value of such investments.
14.Staff Comment: Supplementally, please discuss the Fund’s plans for liquidity management generally, including during both normal and reasonably foreseeable distressed conditions.
Response: The Adviser will administer a liquidity risk management program for the Fund, which provides for, among other things, the assessment, management and periodic review of liquidity risk for the Fund, including projections as to cash flow. Under normal conditions, the Fund intends to use CME listed Bitcoin futures and options on Bitcoin futures. If liquidity should become constrained, the Adviser would seek to invest to the extent allowable in bitcoin-related ETFs.
15.Staff Comment: Supplementally, please confirm that other than with respect to hedging described in the prospectus, neither the Fund nor the Subsidiary will be seeking leveraged exposure to bitcoin or bitcoin futures and that the Fund only seeks to achieve long-term capital appreciation (i.e., the Fund does not seek to multiple or seek the inverse of bitcoin returns).
Response: The Trust supplementally confirms that the Fund does not seek leveraged exposure to bitcoin returns.
16.Staff Comment: Under “Fund Summary - Principal Investment Strategies,” please revise the first sentence in paragraph seven to clarify that “overlay strategies” refers only to bitcoin future contracts and not other types of future contracts.
Response: The Trust has revised the applicable disclosure to read, “…such as covered calls on bitcoin futures contracts…” Please note that the Fund has further revised this disclosure in consideration for the investment of options on bitcoin-related investment companies (see Response to Staff Comment #21 below) to read, "...such as covered calls on bitcoin futures contracts and bitcoin-related investment companies."
In addition, the Fund has revised disclosure in the "Additional Information About the Fund - Principal Investment Strategies" section to clarify its investment in options on bitcoin-related investment companies (see Response to Staff Comment #21 below) as follows:
Options on Bitcoin Futures Contracts and Bitcoin-related ETFs
The Fund anticipates using derivatives to a significant extent, primarily options on bitcoin futures contracts and bitcoin-related ETFs.
17.Staff Comment: Please consider reordering “Principal Investment Risks” to prioritize those risks that are most likely to adversely affect the Fund. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”
Response: The Trust has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund and not overly lengthy or technical, and that the risks the Adviser considers most significant are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.
While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included in the first paragraph under “Principal Investment Risks” in the Fund’s summary section with similar language included in Item 9 to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”
18.Staff Comment: The Staff notes the principal strategy section in the Prospectus discusses the concepts of “rolling” a futures contract, “contango,” and “backwardation.” Please expand the “Bitcoin Futures Risk” in the “Principal Investment Risks” section to include any risk examples that are unique to bitcoin futures.
Response: The Trust notes that both the “Bitcoin Futures Risk” and “Bitcoin Futures Capacity Risk” discussions highlight additional risks specific to bitcoin futures relative to other futures contracts. In addition, the Trust has added the following disclosure to “Bitcoin Futures Risk”:
Because of the unpredictable and volatile nature of the bitcoin market, the potential for contango and backwardation associated with maintaining exposure to bitcoin futures contracts may be amplified relative to other futures contracts. These effects could have negative consequences on the performance of the Fund.
19.Staff Comment: Under “Fund Summary - “Principal Investment Risks,” please revise “Bitcoin Futures Risk” to include disclosure regarding the risks and challenges posed by the emergence of other blockchains that are similarly designed to serve as alternate payment systems and explain the potential impacts on the demand for and the value of bitcoin.
Additionally, please explain any common impediments or disadvantages facing the bitcoin network as a payment network.
Response: The Trust has added the following disclosure to “Bitcoin Futures Risk”:
The emergence of other public blockchains and related technologies may compete with bitcoin and result in a reduction in the use of bitcoin, which could reduce its value or increase the volatility of the price of bitcoin due to changes in the supply and demand of bitcoin relative to alternatives, thus negatively impacting investment in the Fund.
20.Staff Comment: In addition to “Non-Diversification Risk” already present in the Prospectus, please add the appropriate “Concentration Risk” disclosures with respect to Bitcoin.
Response: The Trust has added the following risk disclosure:
Bitcoin Concentration Risk: Since the Fund has concentrated positions in bitcoin and bitcoin-related assets, the Fund’s performance may be disproportionately and significantly impacted by the poor performance of bitcoin. Concentration in bitcoin makes the Fund more susceptible to any single occurrence affecting the underlying positions and may subject the Fund to greater market risk than more diversified funds.

21.Staff Comment: Regarding the section “Additional Information About the Fund - Principal Investment Strategies - Equity Securities of Bitcoin-Related Companies,” please supplementally confirm that the Fund is specifically referring to equity investments in bitcoin-related operating companies.
Response: The Trust confirms the Fund is referring to equity investments in bitcoin-related operating companies. Additionally, per the Trust’s discussion with the Staff, please note that the Fund has revised the applicable section as follows to include bitcoin-related investment companies, which the Fund believes will constitute less than 5% of the Fund’s investments at any given time:
Equity Securities of Bitcoin-Related Companies & Bitcoin-Related Investment Companies
If the Fund is unable to obtain the desired exposure to bitcoin futures contracts because it is approaching or has exceeded position limits or because of liquidity or other constraints, the Adviser intends to take such action as it believes appropriate and in the best interest of the Fund. This may include, among other things, investing in equity securities of “bitcoin-related companies.” For these purposes, bitcoin-related companies are companies listed on a U.S. stock exchange that the Adviser believes provide returns that generally correspond, or are closely related, to the performance of bitcoin or bitcoin futures. For example, the Fund may invest in U.S. listed companies engaged in digital asset mining or offering digital asset trading platforms. The Fund may also invest in other ETFs (and options on those ETFs) that pursue closely related investment objectives involving bitcoin.
22.Staff Comment: Regarding the section “Additional Information About the Fund - Principal Investment Strategies - Options on Futures Contracts,” please clarify that the Fund anticipates using derivatives primarily on bitcoin futures.
Response: The Trust has made the requested change. In addition, please see response to Staff Comment #16 above.
SAI
23.Staff Comment: Under “Description of Permitted Investments – Bitcoin Futures,” please change the term “Bitcoin exchanges” in the sixteenth paragraph to “Bitcoin trading platforms.”
Response: The Trust has made the requested change throughout the SAI, where applicable.
24.Staff Comment: Under “Description of Permitted Investments – Derivatives,” please disclose in the SAI the Fund’s plan for compliance with Rule 18f-4, including (i) the anticipated use of a relative VaR, (ii) the anticipated designated index, and (iii) an overview of the key elements of the expected risk management program.
Response: The Trust responds by revising applicable disclosure in the SAI as follows (revisions underlined for purposes of this response only):
Rule 18f-4 under the 1940 Act (“Rule 18f-4”) imposes limits on the amount of leverage risk to which a fund may be exposed through the use of such derivatives and requires the adoption of certain derivatives risk management measures. Under Rule 18f-4, a fund’s investment in such derivatives is limited through value-at-risk (“VaR”) testing. Specifically, the VaR of the fund’s portfolio may not exceed 200% of the VaR of a specific unleveraged designated reference portfolio using relative VaR testing (or 20% of the value of the fund’s net assets using absolute VaR testing). Currently, the Fund intends to test its compliance with Rule 18f-4 through the use of relative VaR testing, using CME CF BTC-USD Reference Rate 4PM NY as its designated reference portfolio.

Generally, a fund whose derivatives exposure exceeds 10% of its net assets is required to establish and maintain a comprehensive derivatives risk management program, subject to oversight by a fund’s board of trustees, and appoint a derivatives risk manager. Funds whose derivatives exposure does not exceed 10% of their net assets may be considered limited derivatives users and are not required to comply with all of the conditions of Rule 18f-4, including the adoption of a derivatives risk management program and appointment of a derivatives risk manager, though they are required to adopt policies and procedures designed to manage derivatives risk. Because the Fund’s derivatives exposure is greater than 10%, the Fund has adopted a derivative risk management program (“Program”) which includes written policies and procedures reasonably designed to manage the Fund’s derivatives risks and reasonably segregate the functions associated with the Program from the portfolio management of the Fund. The Program also includes, among other things: (i) a standardized risk management framework for the Fund, including stress testing, back testing, internal reportion and escalation requirements; (ii) a designated derivatives risk manager selected by the investment advisor and approved by the board of trustees; (iii) compliance with record-keeping requirements, and (iv) periodic and review and assessment to ensure the Program incorporates all significant, identifiable market risks applicable to the Fund’s investments in derivatives.

It is not currently clear what impact, if any, Rule 18f-4 will have on the availability, liquidity or performance of derivatives. To the extent the Fund’s compliance with Rule 18f-4 changes how the Fund uses derivatives and the Adviser oversees such use, it may adversely affect the Fund’s performance and/or increase costs related to the Fund’s use of derivatives.
25.Staff Comment: Supplementally, please confirm that the Codes of Ethics (“COE”) covers transactions in bitcoin and bitcoin futures.
Response: The Trust confirms the Adviser’s COE explicitly covers transactions in bitcoin and bitcoin futures contracts. Each investment adviser to series of the Trust maintains such a code and is not subject to the Trust’s COE, and access persons of the Trust (i.e., officers and directors) are not subject to COEs of investment advisers. Given this structure, as well as the fact that the status of bitcoin as a “security” is, as of yet, undetermined, the Trust does not believe its definition of covered security should be expanded in the same manner as the Adviser’s COE applicable to the Fund.
26.Staff Comment: With respect to disclosure under the “Determination of Net Asset Value” section, please explain supplementally how the Fund would value its bitcoin futures positions in the event the CME (or other relevant exchange) halted trading of bitcoin futures.
Response: The Trust notes supplementally that CME futures are priced based on the Bitcoin Reference Rate (“BRR”). The BRR is a composite rate that aggregates data from multiple major digital asset trading platforms. In the event the CME halts trading, the Fund would value its bitcoin futures positions through use of the BRR.
*        *        *
If you have any questions or require further information, please contact the undersigned at 608-716-8890 or chad.fickett@usbank.com.
Sincerely,

/s/ Chad Fickett
Chad Fickett
Secretary

APPENDIX A

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee[1]	1.75%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[2]	0.00%
Acquired Fund Fees and Expenses[2]	0.00%
Total Annual Fund Operating Expenses	1.75%
1    Fortuna Funds, LLC (the “Adviser”), the Fund’s investment adviser, has contractually agreed to waive the management fee it receives from the Fund in an amount equal to the management fee paid to the Adviser by the Subsidiary (defined below), and to pay certain other expenses that may be incurred by the Subsidiary, such as record-keeping, custodian fees or other administrative costs. This undertaking will continue in effect for so long as the Fund invests in the Subsidiary, and at least through December 31, 2025. This undertaking may be terminated only with the approval of the Fund’s Board of Trustees (the “Board”).
2    Estimated for the current fiscal year.
Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$178	$551